Exhibit 99.2

Home Properties of New York, LP
Supplemental Schedule

Series F Preferred Stock Covenants

In connection with the issuance of the Series F Preferred Stock, the Company is required to maintain for each fiscal quarterly period a fixed charge coverage ratio, as defined in the Series F Cumulative Redeemable Preferred Stock Article Supplementary, of 1.75 to 1.0. The fixed charge coverage ratio and the components thereof do not represent a measure of cash generated from operating activities in accordance with generally accepted accounting principles and are not necessarily indicative of cash available to fund cash needs. Further, this ratio should not be considered as an alternative measure to net income as an indication of the Company’s performance or of cash flow as a measure of liquidity. The calculation of the fixed charge coverage ratio for the four most recent quarters since the issuance of the Series F Preferred Stock are presented below (in thousands). Net operating income from discontinued operations in the calculation below is defined as total revenues from discontinued operations less operating and maintenance expenses.

                                                                                     Three-months
                                                                    Dec. 31     Sept. 30      June 30      March 31
                                                                     2002         2002         2002          2002
                                                                     ----         ----         ----          ----

   EBITDA
        Total revenues                                               $105,715     $102,184      $96,912     $90,751

        Net operating income from discontinued operations                 299          618        1,947       1,791
        Operating and maintenance                                     (44,199)     (40,598)     (38,934)    (41,356)
        General and administrative                                    (3,891)     (2,837)     (2,822)    (3,099)

        Impairment of assets held as General Partner                  (3,183)           -            -           -
        Equity in earnings of unconsolidated affiliates               (16,085)     (308)     (224)    (876)
                                                                      --------     --------     -------     -------                                                                     -------      -   ---      -   ---     -   ---

                                                                      $38,656      $59,059      $56,879     $47,211
   Fixed Charges
        Interest expense                                              $20,350      $19,990      $19,039     $17,935
        Interest expense on discontinued operations                         -            -           87         147
        Preferred dividends                                             3,717        3,793        3,852       3,382
        Capitalized interest                                              230          230          270         230
                                                                     --------     --------      -------     -------
                                                                      $24,297      $24,013      $23,248     $21,694

   Times Coverage ratio:                                               1.59(1)      2.46         2.45          2.18
(1)	Results for the quarter reflect impairment and other charges relating to certain government assisted properties (“affordable properties”) in which the Company is a general partner as described in more detail in the notes to the Company’s annual report filed on form 10K. Excluding the impairment and other charges of $18,074, the fixed charge coverage ratio would have been 2.34.